June 4, 2020

VIA EDGAR

Mr. Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-8626

RE:	Permanent Portfolio Family of Funds (“Registrant”) File No. (811-03379) Annual Reports to Shareholders on Form N-CSR

Dear Mr. Ellington:

Pursuant to your request, this letter is written in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff,” or the “Commission”) with respect to the Registrant’s annual reports filed on Form N-CSR (each, an “Annual Report,” and together, the “Annual Reports”).  The Annual Reports were filed on April 2, 2020 with the Commission (Accession Number 0001193125-20-095852).  Below is a summary of the comments regarding the Annual Reports provided by the Staff via telephone to the undersigned, George J. Zornada, of K&L Gates LLP, on Thursday, May 14, 2020.  Unless otherwise stated herein, defined terms have the same meaning as set forth in the Annual Reports.

1.
Comment: In the Statements of Assets and Liabilities, the entry “Accrued interest, dividends and foreign taxes receivable” is combined as one line item.  In the future, please state separately amounts receivable for interest and dividends as required by Item 6-04(5) of Regulation S-X.

Response: In the future, Registrant will state separately the line items as “accrued interest and dividends receivable,” and for “foreign taxes receivable.”

2.
Comment: In the Financial Highlights for Versatile Bond Portfolio during the year ended January 31, 2018, please supplementally provide the reason for the payment from the Registrant’s investment adviser described in Footnote (4).

Response: The payment from the Registrant’s investment adviser to the Versatile Bond Portfolio during the year ended January 31, 2018 was made in lieu of the non-payment of accrued interest due to the Portfolio from an issuer held by the Portfolio who declared bankruptcy.

3.
Comment: In Note 1 to the Financial Statements (“Significant Accounting Policies”) for the Permanent Portfolio and Versatile Bond Portfolio, the Staff notes that each Portfolio held securities of real estate investment trusts (“REITs”).  In the future, please consider adding

U.S. Securities and Exchange Commission
June 4, 2020

disclosure stating that distributions received from REITs may be classified as dividends, capital gains or returns of capital.

Response: In the future, Registrant will so indicate.

4.
Comment: Permanent Portfolio invests in gold coins, and Note 1 to the Financial Statements (“Significant Accounting Policies – Valuation of Investments”) on page 46 describes that gold and silver coins are valued at the price furnished by an independent pricing service.  Please describe how the inputs into valuation of such coins are Level 1 inputs as indicated on the Leveling Tables.  Additionally, supplementally please describe the differences in trading gold coins as compared to bullion.

Response: Bullion is a precious metal of a certain weight and purity.  The spot market for gold and silver bullion determines pricing, and the spot market price is a level 1 input.  Coins are a form of bullion, but in addition to purity and weight, reflect minting costs, and are primarily dealer traded.  Such coins do not include those considered “rare” or “collectible,” which the Registrant does not invest in.  Valuation of gold and silver coin investments and the trading in such: (i) are based on the spot market price; (ii) occur for coins of a certain type and in a certain trade amount or volume; and (iii) involve dealer expenses (akin to mark-ups in principal bond trading).  Valuation and transactions are based on quotes received from dealers themselves, traditional independent pricing services such as Thomson Reuters and ICE Data Services, or as reported by other information services such as Bloomberg L.P., all of which are approved pricing services or sources per the Registrant’s investment valuation policies and procedures.  Markets for the trading of bullion and coins are highly liquid, and as such, are considered Level 1 inputs on the Leveling Tables.

5.	Comment: Please confirm that Permanent Portfolio’s gold coin investments are held by a custodian.

Response: Registrant so confirms.

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If you have any questions regarding the enclosed information, please contact me directly at (617) 261-3231.
Kind regards,

/s/ George J. Zornada

George J. Zornada

cc:	Michael J. Cuggino James H. Andrews